Form G-FIN



11018409

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-37

Notice of Government Securities Broker or Government Securities Dealer Activities
To Be Filed by a Financial Institution Under Section 15C(a)(1)(B)
of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

A. ☒ Comptroller of the Currency
B. ☐ Board of Governors of the Federal Reserve System
C. ☐ Federal Deposit Insurance Corporation
D. ☐ Office of Thrift Supervision
E. ☐ Securities and Exchange Commission

2. Conducts business as:

A. ☐ Government Securities Broker
B. ☐ Government Securities Dealer
C. ☒ Government Securities Broker and Dealer

3. Filing status of notice:

A. ☐ Notice
B. ☒ Amendment

> SECURITIES AND EXCHANGE COMMISSION
> **RECEIVED**
> JAN 1 4 2011
> ~~BRANCH OF REGISTRATIONS~~
> AND
> 02 EXAMINATIONS

4. A. Full name of the financial institution:
   FTN Financial Capital Markets

   B. Address of principal office of financial institution:
   845 Crossover Lane, Suite 150   Memphis, TN 38117

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):
   Same

   D. Mailing address if different from (B) or (C):
   N/A

   E. Name, title and telephone number of contact person with respect to this notice:

Joel Ross	Senior VP	901-435-8712
Name	Title	Telephone

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☒ Yes   B. ☐ No

(If yes, provide addresses and describe activities.)
See Attached List

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name
See Attached List

Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title
Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☒ Yes   B. ☐ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

Joel	S	Ross	Senior VP
First	Middle	Last	Title

Manual Signature   Date: 1-13-11

FTN FINANCIAL CAPITAL MARKETS G-FIN AMENDMENT
January 2011

#5   Additional Locations

All offices below conduct government securities broker/dealer activities. They also transact business in municipals, CD's, mortgages, and money market instruments.

99 Summer Street, Suite 1730
Boston, MA 02110

6101 Carnegie Blvd, Suite 460   *New Address:*   *6201 Fairview Road, Suite 200*
Charlotte, NC 28209   *Charlotte, NC 28210*

500 West Madison Street, Suite 2940
Chicago, IL 60661

Sterling Plaza
5949 Sherry Lane, Suite 810
Dallas, TX 75225

Lighton Tower
7500 College Blvd, Suite 1170
Overland Park, KS 66210

Manhattan Towers
1230 Rosecrans Avenue, Suite 690
Manhattan Beach, CA 90266

One St. Louis Centre, Suite 3000
Mobile, AL 36602

350 Madison Avenue
7th Floor
New York, NY 10017

17015 N Scottsdale Road, Suite 220
Scottsdale, AZ 85255

1 Penn Center
1617 JFK Blvd, Suite 840
Philadelphia, PA 19103



FTN FINANCIAL

January 13, 2011

Judy Foster
Comptroller of the Currency
Treasury and Market St.
250 E Street SW
Washington, DC 20219

Dear Judy:

Please find enclosed an amended Form MSD and Form G-FIN with copies of each for FTN Financial Capital Markets. These amendments are for changes in management and an update to the North Carolina branch office address.

Your records should be updated to reflect the same information as herein contained.

Please contact me at 901-435-8645 if you have questions.

Sincerely,

Penny Michael
VP, Compliance Officer

CC: Carol Charnock
      Regulation Specialist
      Division of Trading and Markets
      US Securities and Exchange Commission
      Washington, DC 20549

FTN Financial Group | 845 Crossover Lane, Suite 150, Memphis, TN 38117 | 800.456.5460 | www.ftnfinancial.com

FTN Financial Group ia a division of First Tennessee Bank National Association.   FTN Financial Group, through First Tennessee or its affiliates, offers investment products and services.